ADAGIO ACQUISITION I, INC.
                        c/o Spencer Trask Ventures, Inc.
                         535 Madison Avenue, 18th Floor
                            New York, New York 10022

November __, 2005

Michael E. Karney
Branch Chief (Legal)
Office of Emerging Growth Companies
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


            RE:     Adagio Acquisition I, Inc. - File No. 0-51494
                    Form 10-SB filed August 12, 2005

Dear Mr. Karney:

      This letter is in response to the comments to the Form 10-SB filed by Adagio Acquisition I, Inc. (the "Company") in your letter dated August 16, 2005. In accordance with those comments the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Sincerely,

                                       /s/ William P. Dioguardi
                                       -----------------------------------------
                                       William P. Dioguardi
                                       President